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ANGLOGOLDASHANTI

Mineral Resource and Mineral Reserve Report

AT 31 DECEMBER 2023



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Contents

AngloGold Ashanti plc ("AngloGold Ashanti") is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Mineral Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Mineral Reserve pipeline enables delivery of sustained value-adding growth in the long term.

Note:

- *AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti plc.*
- *The information in this report is based on information signed off by Mrs. TM Flitton, a Qualified Person who is a full-time employee of AngloGold Ashanti. Mrs. TM Flitton has provided consent to the inclusion of Mineral Resource and Mineral Reserve information in this report and the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the United States Securities and Exchange Commission ("SEC"), in the form and context in which it appears. AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the 2023 Mineral Resource and Mineral Reserve information included in its Preliminary Financial Update for the six months and the year ended 31 December 2023, which was released on 23 February 2024 (the "FY 2023 Preliminary Financial Update") and, in the case of estimates of Mineral Resource or Mineral Reserve, that all material assumptions and technical parameters underpinning the estimates in the FY 2023 Preliminary Financial Update continue to apply and have not materially changed. The Company confirms that the form and context in which the Qualified Person's findings are presented have not been materially modified from the FY 2023 Preliminary Financial Update.*



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Sunrise Dam, Australia



AngloGold Ashanti is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries, across four continents.



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About this report

The Mineral Resource and Mineral Reserve at 31 December 2023 for AngloGold Ashanti are reported in accordance with the SEC mining property disclosure requirements set forth in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300").

AngloGold Ashanti has its primary listing on the New York Stock Exchange (NYSE). AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and the Ghana Stock Exchange (GSE) in Ghana on which it has maintained secondary listings.

The reporting criteria, as outlined in Regulation S-K 1300, have been used in the preparation of internal documentation for each operation, from which the numbers stated in this report have been drawn.

In compliance with Regulation S-K 1300, the Mineral Resource in this report is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated.

The addresses of the *professional organisations* to which the Qualified Persons are affiliated are provided on page 21.

Mineral Resource and Mineral Reserve estimates are reported at 31 December 2023 and are net of 2023 production depletion.

Refer to *Definitions* in this report on page 17 for further terminology and definitions used in Mineral Resource and Mineral Reserve reporting under Regulation S-K 1300.

The following should be noted in respect of this report:

- All figures are expressed on an attributable basis, unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- Locations on maps are indicative
- Group and Company are used interchangeably
- Mine and operation are used interchangeably, as are region and business unit
- Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations
- To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold and silver to two decimals and content for copper, sulphur and molybdenum with no decimals
- For terminology used in this report, please refer to the *Glossary of terms* on page 19
- tonne: Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
- Moz: Refers to million ounces
- Mt: Refers to million tonnes
- Mlb: Refers to million pounds


View of Blocks 7 and 8 pit at Iduapriem

Our footprint

Locations of properties

The locations of AngloGold Ashanti's properties are shown below. Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100 percent wholly-owned unless otherwise indicated. AngloGold Ashanti's operating mines are all accessible by road, although for some, personnel access is better achieved by air.



Legend
- Operations
- Projects
- Exploration
- Office

Americas

1. Argentina
Cerro Vanguardia (92.5%)

2. Brazil
AGA Mineração
Serra Grande

Projects

3. Colombia
La Colosa
Quebradona

4. United States of America
Expanded Silicon [(a)]
North Bullfrog [(b)]
Mother Lode
Sterling [(c)]

Africa

5. Guinea
Siguiri (85%)

6. Ghana
Iduapriem
Obuasi

7. Democratic Republic of the Congo (DRC)
Kibali (45%) [(d)]

8. Tanzania
Geita

Australia

9. Australia
Sunrise Dam
Butcher Well (70%)
Tropicana (70%)

Notes:
(a) An Inferred Mineral Resource was declared for the first time at the Merlin deposit in the Expanded Silicon project as of 31 December 2023
(b) A Mineral Reserve was declared for the first time at North Bullfrog as of 31 December 2023
(c) Sterling includes the Crown Block
(d) Kibali is operated by Barrick Gold Corporation ("Barrick")

	Group			
Gold produced	2.635Moz	0.532Moz	1.541Moz	0.562Moz
People employed [(1) (3)]	33,658 people	8,565 people	21,734 people	1,741 people
Net cash inflow from operating activities [(2) (3)]	$1,061m	$1m [(4)]	$1,043m	$380m
Capital expenditure [(3)]	$1,127m	$282m	$710m	$135m
Total Mineral Reserve [(3)]	28.07Moz	6.16Moz	19.29Moz	2.61Moz
Total community investment [(4)]	$18.84m	$5.01m	$12.60m	$0.85m

(1) Average employed, includes contractors
(2) Includes joint ventures but excludes corporate and other costs
(3) Includes projects
(4) The sum of net cash inflows from operations offset by net operational cash outflows associated with the projects
Note: All the numbers for Group and the Americas include AGA Mineração's Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023

Year in review

2023 Mineral Resource and Mineral Reserve

AngloGold Ashanti reports a 59.9Moz gold Measured and Indicated Mineral Resource, 46.4Moz gold Inferred Mineral Resource and 28.1Moz gold Mineral Reserve after revisions, depletion and the sale of Gramalote at 31 December 2023. This disclosure includes the first-time Mineral Resource for the Merlin deposit in the Expanded Silicon project and the first-time Mineral Reserve for the North Bullfrog project, both in Nevada.

Group highlights


Geita, Tanzania


Tropicana, Australia


Obuasi, Ghana

The total gold Mineral Resource increased 5.6Moz pre-depletion and at year-end included Measured and Indicated Mineral Resource of 59.9Moz at a grade of 1.13g/t and Inferred Mineral Resource of 46.4Moz at a grade of 1.20g/t.

The total copper Mineral Resource included Measured and Indicated Mineral Resource of 2,902Mlb at 0.68% copper and Inferred Mineral Resource of 3,231Mlb at 0.48% copper at year-end.

First-time reporting of the Merlin gold Inferred Mineral Resource in the Expanded Silicon project of 9.1Moz at 0.99g/t after the successful completion and approval of an initial assessment. Notably, the Obuasi, Siguiri and Geita operations contribute significantly to gold Mineral Resource revisions excluding depletion.

The total gold Mineral Reserve increased 2.2Moz pre-depletion and at year-end included a Mineral Reserve of 28.1Moz at 1.66g/t. The total copper Mineral Reserve was 3,250Mlb at 1.23% copper at year-end.

First-time reporting of the North Bullfrog Mineral Reserve of 1.0Moz at 0.43g/t after the successful completion and approval of a Feasibility Study (FS). The Kibali, Tropicana and Geita operations additionally contributed to gold Mineral Reserve revisions excluding depletion.

Year in review continued

Summary of three-year changes per region / project


Gold Measured and Indicated Mineral Resource
2021
15.3
6.3
2.7
27.5
51.7
2022
17.6
6.0
3.4
33.7
60.6
2023
20.2
5.6
3.2
30.9
59.9
10
20
30
40
50
60
Ounces (millions)
Africa
Americas
Australia
Projects


Gold Inferred Mineral Resource
2021
19.7
6.9
4.1
11.7
42.3
2022
19.6
7.1
4.0
10.1
40.8
2023
17.7
6.7
3.6
18.5
46.4
10
20
30
40
50
Ounces (millions)
Africa
Americas
Australia
Projects


Gold Mineral Reserve
2021
19.5
3.1
3.0
2.6
28.1
2022
20.6
3.0
2.6
2.6
28.8
2023
19.3
2.6
2.6
3.6
28.1
15
20
25
30
Ounces (millions)
Africa
Americas
Australia
Projects

North Bullfrog, USA, overlooking Sierra Blanca pit

Africa's gold Measured and Indicated Mineral Resource experienced significant growth with noteworthy additions at Geita, Siguiri, and Obuasi

Gold Inferred Mineral Resource has shown an increase in Nevada with Silicon and Merlin exploration success, coupled with acquisitions, driving the three-year growth for the Projects

The North Bullfrog project boosts the 2023 gold Mineral Reserve by 1Moz, maintaining nearly consistent levels for the Group over three years



Year in review continued

Price assumptions

The Mineral Resource and Mineral Reserve are based on the use of economic assumptions which provide a reasonable basis for establishing the prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions are based on the Company's assessment of multiple factors, which include long-range commodity price trends, consensus exchange rate and price forecasts, historic price averages, impacts on inflation and the resulting high-interest rate environment. AngloGold Ashanti selects a Mineral Reserve price to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price. The Mineral Resource price assumptions are based on approximately 20 to 25 percent premium over the Mineral Reserve price assumptions.

The sensitivity of Mineral Reserve to changes in gold prices indicates that a $100/oz increase in the gold price would result in an approximate four percent increase in the gold Mineral Reserve. Conversely, a $100/oz decline in gold price would result in an approximate four percent decrease in the gold Mineral Reserve. These sensitivities assume all other inputs remain equal, including all cost and capital assumptions, which may impact the accuracy of these approximate estimates.

Gold price

The following gold prices were used as the basis for estimation, unless otherwise stated:

	Gold price[(1)]	Local prices of gold[(1)]			
		Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
Mineral Reserve					
2023	**1,400**	**1,931**	**7,744**	**490,000**	**7,377,559**
2022	1,400	1,919	7,830	208,000	4,261,380
Mineral Resource					
2023	**1,750**	**2,447**	**9,309**	**612,500**	**8,422,242**
2022	1,750	2,416	9,401	253,500	6,076,725

Copper price

The following copper prices were used as the basis for estimation:

	Copper price [(1)(2)]	Local price of copper[(1)(2)]
		Colombia
	$/lb	COP/lb
Mineral Reserve		
2023	**2.90**	**9,302**
2022	2.90	9,302
Mineral Resource		
2023	**3.50**	**12,451**
2022	3.50	12,451

Notes:
[(1)] *Considered over the period 2013 to 2023*
[(2)] *Only applicable to the Quebradona project*

We publish the Mineral Resource and Mineral Reserves annually, and estimate at 31 December 2023, taking into account economic assumptions, changes, if any, to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2023.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K below. These summary tables will be presented in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,750/oz and a copper price of $3.50/lb, unless otherwise stated. The Mineral Reserve at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,400/oz, and a copper price of $2.90/lb, unless otherwise stated.

Please refer to the notes on the Mineral Reserve and Mineral Resource estimates at the end of this report.

Year in review continued

Mineral Resource

Gold

The AngloGold Ashanti gold Measured and Indicated Mineral Resource decreased from 60.6Moz at 31 December 2022 to 59.9Moz at 31 December 2023. Additions included exploration and modelling changes of 1.5Moz. Reductions included the sale of Gramalote of 2.0Moz and economic assumptions of 0.2Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource reduction was 0.7Moz.

The AngloGold Ashanti gold Inferred Mineral Resource increased from 40.8Moz at 31 December 2022 to 46.4Moz at 31 December 2023. Additions included exploration and modelling changes of 8.7Moz. The additions were partially offset by reductions which included the sale of Gramalote of 0.6Moz, changes in economic assumptions of 1.3Moz and other factors of 1.2Moz. As a result, the net year-on-year gold Inferred Mineral Resource addition was 5.6Moz. The gold Inferred Mineral Resource included for the first time the Inferred Mineral Resource of 9.1Moz declared at the Merlin deposit in the Expanded Silicon project after the successful completion and approval of an initial assessment.

The gold Mineral Resource at 31 December 2023 was estimated using a gold price of $1,750/oz, unless otherwise stated (2022: $1,750/oz). Refer to the gold Mineral Resource table on page 12, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.


Year-on-year reconciliation
Measured & Indicated Mineral Resource
Gold (Moz)
2022
Exploration & Methodology
Economic Assumptions
Other
Acquisition / disposal
2023
60.6
1.5
(0.2)
0.0
(2.0)
59.9
50
55
60
65
Ounces (millions)


Year-on-year reconciliation
Inferred Mineral Resource
Gold (Moz)
2022
Exploration & Methodology
Economic Assumptions
Other
Acquisition / disposal
2023
40.8
8.7
(1.3)
(1.2)
(0.6)
46.4
35
40
45
50
Ounces (millions)

Year-on-year changes

		Moz	
		Measured and Indicated	Inferred
Mineral Resource at 31 December 2022		**60.6**	**40.8**
Disposals	Gramalote	(2.0)	(0.6)
	Sub-total	**58.6**	**40.2**
Notable Changes	**Due to:**		
Merlin	A first-time Mineral Resource was declared after the successful completion of an initial assessment based on exploration success.	–	9.1
Obuasi	The addition was mainly due to exploration drilling, underground model updates and the remodelling of Anyinam open pit, and was partially offset by an increase in cost. Void management is ongoing and has resulted in the net restoration of previously unmineable stopes.	1.4	(1.2)
Siguiri	The addition was mainly due to exploration drilling and modelling activities at Sokunu, Kozan North, Kalamagna and Kounkoun as well as improved costs.	0.8	0.3
Geita	The addition of exploration success for Measured and Indicated Mineral Resource was mainly due to accelerated drilling activities at Geita Hill and Nyankanga underground as well as favourable cost reductions which led to a drop in the cut-off grade. This was partially offset by Mineral Resource conversion and methodology changes for Inferred Mineral Resource.	0.6	(0.3)
North Bullfrog	The net reduction was mainly as a result of the Mineral Reserve being declared for the first time after the successful completion of a FS.	(0.8)	(0.1)
Other	**Combined impact of other changes less than 0.5Moz.**	**(0.7)**	**(1.6)**
Mineral Resource at 31 December 2023		**59.9**	**46.4**

Year in review continued

Copper

The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2023 as compared to 31 December 2022, as a FS optimisation is still ongoing and no additional exploration has been completed at Quebradona. The copper Mineral Resource at 31 December 2023 was estimated using a copper price of $3.50/lb (2022: $3.50/lb). Refer to the copper Mineral Resource table on page 14, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb	
		Measured and Indicated	Inferred
Mineral Resource at 31 December 2022		**2,902**	**3,231**
No changes	**Due to:**		
Quebradona	The optimisation of the FS is still ongoing and no additional exploration has been completed.	–	–
Mineral Resource at 31 December 2023		**2,902**	**3,231**

Mineral Reserve

Gold

The AngloGold Ashanti gold Mineral Reserve decreased from 28.8Moz at 31 December 2022 to 28.1Moz at 31 December 2023. Additions of 2.5Moz to the gold Mineral Reserve included 2.0Moz from exploration and modelling changes and 0.5Moz due to other impacts. The 2.0Moz from exploration and modelling included the first-time reporting of the North Bullfrog gold Mineral Reserve of 1.0Moz after the successful completion and approval of a FS. Reductions included depletion of 2.9Moz and economic assumptions of 0.3Moz. As a result, the net year-on-year gold Mineral Reserve reduction is 0.7Moz. The gold Mineral Reserve at 31 December 2023 was estimated using a gold price of $1,400/oz, unless otherwise stated (2022: $1,400/oz).

Refer to the gold Mineral Reserve table on page 13, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.


Year-on-year reconciliation
Mineral Reserve *
Gold (Moz)
2022
Depletion
Exploration & Methodology
Economic Assumptions
Other
Acquisition / disposal
2023
28.8
(2.9)
2.0
(0.3)
0.5
0.0
28.1
22
24
26
28
30
Ounces (millions)
* Note the previous Mineral Reserve is exclusive of Gramalote

Year-on-year changes

		Moz
Mineral Reserve at 31 December 2022		**28.8**
Depletion		(2.9)
	Sub-total	**25.9**
Notable Additions	**Due to:**	
North Bullfrog	A first-time Mineral Reserve was declared after the successful completion of a FS.	1.0
Kibali	The addition was mainly due to exploration success at 11000 Lode, Rhino, Sessenge and Mengu and a decrease in the cut-off used for Pamao Main pit.	0.5
Tropicana	The addition was mainly due to new exploration drilling and model changes in Boston Shaker and Havana underground and inclusion of stockpiled material. The impact of the cost increase in the open pit was partially offset by an operational change in the open pit design.	0.5
Geita	The addition was mainly due to exploration success at Nyankanga and Star and Comet, improvement in processing and rehandling costs as well as contractor rates, together with open pit operational changes partially offset by revised Mineral Resource models in the open pit.	0.3
Other	Combined impact of additions less than 0.3Moz.	0.4
	Sub-total	**28.6**
Notable Reductions	**Due to:**	
Obuasi	The reduction was mainly due to an increase in sustaining capital expenditure and operating costs and changes in the mining recovery factor.	(0.4)
Other	Combined impact of reductions less than 0.3Moz.	(0.1)
Mineral Reserve at 31 December 2023		**28.1**

Year in review continued

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2023 as compared to 31 December 2022, as a FS optimisation is still ongoing and no additional exploration has been completed at Quebradona. The copper Mineral Reserve at 31 December 2023 was estimated using a copper price of $2.90/lb (2022: $2.90/lb). Refer to the copper Mineral Reserve table on page 14, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb
Mineral Reserve at 31 December 2022		**3,250**
No changes	**Due to:**	
Quebradona	The optimisation of the FS is still ongoing and no additional exploration has been completed.	–
Mineral Reserve at 31 December 2023		**3,250**

By-products

Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.23Mt of sulphur from Brazil, 17.16Moz of silver from Argentina, 28.10Moz of silver from Colombia and 3.34Moz of silver from Nevada, USA. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.


Open pit mining at Geita

Year in review continued

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource[1] for gold at the end of the fiscal year ended 31 December 2023, based on an estimated gold price of $1,750/oz, unless otherwise stated.

Mineral Resource [1]	At 31 December 2023																At 31 December 2022							
	Measured				Indicated				Total Measured and Indicated				Inferred				Total Measured and Indicated				Inferred			
Gold	Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa region	**19.20**	**3.79**	**72.78**	**2.34**	**265.74**	**2.09**	**555.40**	**17.86**	**284.94**	**2.20**	**628.18**	**20.20**	**186.68**	**2.94**	**549.03**	**17.65**	**270.57**	**2.02**	**546.63**	**17.57**	**201.72**	**3.01**	**607.95**	**19.55**
Democratic Republic of the Congo	**5.79**	**3.65**	**21.15**	**0.68**	**18.11**	**2.83**	**51.20**	**1.65**	**23.90**	**3.03**	**72.35**	**2.33**	**8.82**	**2.79**	**24.57**	**0.79**	**29.37**	**2.77**	**81.41**	**2.62**	**13.16**	**2.61**	**34.43**	**1.11**
Kibali (45%)[2][9][13]	5.79	3.65	21.15	0.68	18.11	2.83	51.20	1.65	23.90	3.03	72.35	2.33	8.82	2.79	24.57	0.79	29.37	2.77	81.41	2.62	13.16	2.61	34.43	1.11
Ghana	**4.45**	**6.39**	**28.43**	**0.91**	**82.22**	**3.36**	**276.30**	**8.88**	**86.67**	**3.52**	**304.73**	**9.80**	**59.95**	**5.59**	**335.40**	**10.78**	**84.28**	**3.07**	**258.53**	**8.31**	**73.25**	**5.27**	**385.68**	**12.40**
Iduapriem[13]	0.98	1.50	1.47	0.05	53.39	1.42	76.06	2.45	54.37	1.43	77.53	2.49	24.58	1.44	35.46	1.14	54.66	1.36	74.35	2.39	33.45	1.42	47.52	1.53
Obuasi[4][13]	3.47	7.77	26.97	0.87	28.83	6.95	200.23	6.44	32.30	7.03	227.20	7.30	35.37	8.48	299.94	9.64	29.63	6.22	184.18	5.92	39.80	8.50	338.17	10.87
Guinea	**—**	**—**	**—**	**—**	**128.41**	**1.11**	**142.03**	**4.57**	**128.41**	**1.11**	**142.03**	**4.57**	**87.01**	**1.17**	**101.57**	**3.27**	**114.79**	**1.02**	**117.24**	**3.77**	**79.10**	**1.16**	**92.13**	**2.96**
Siguiri (85%)[2][13]	—	—	—	—	128.41	1.11	142.03	4.57	128.41	1.11	142.03	4.57	87.01	1.17	101.57	3.27	114.79	1.02	117.24	3.77	79.10	1.16	92.13	2.96
Tanzania	**8.96**	**2.59**	**23.20**	**0.75**	**37.00**	**2.32**	**85.87**	**2.76**	**45.95**	**2.37**	**109.07**	**3.51**	**30.90**	**2.83**	**87.49**	**2.81**	**42.12**	**2.12**	**89.45**	**2.88**	**36.21**	**2.64**	**95.71**	**3.08**
Geita[5][13]	8.96	2.59	23.20	0.75	37.00	2.32	85.87	2.76	45.95	2.37	109.07	3.51	30.90	2.83	87.49	2.81	42.12	2.12	89.45	2.88	36.21	2.64	95.71	3.08
Americas region	**16.57**	**4.13**	**68.36**	**2.20**	**35.82**	**2.99**	**107.02**	**3.44**	**52.39**	**3.35**	**175.38**	**5.64**	**53.72**	**3.90**	**209.66**	**6.74**	**58.29**	**3.19**	**185.78**	**5.97**	**61.85**	**3.57**	**220.98**	**7.10**
Argentina	**5.50**	**2.62**	**14.43**	**0.46**	**13.80**	**2.49**	**34.35**	**1.10**	**19.30**	**2.53**	**48.78**	**1.57**	**3.92**	**3.15**	**12.34**	**0.40**	**22.31**	**2.37**	**52.98**	**1.70**	**5.00**	**2.35**	**11.74**	**0.38**
Cerro Vanguardia (92.5%)[2][13]	5.50	2.62	14.43	0.46	13.80	2.49	34.35	1.10	19.30	2.53	48.78	1.57	3.92	3.15	12.34	0.40	22.31	2.37	52.98	1.70	5.00	2.35	11.74	0.38
Brazil	**11.07**	**4.87**	**53.94**	**1.73**	**22.02**	**3.30**	**72.66**	**2.34**	**33.09**	**3.83**	**126.60**	**4.07**	**49.80**	**3.96**	**197.32**	**6.34**	**35.98**	**3.69**	**132.80**	**4.27**	**56.85**	**3.68**	**209.24**	**6.73**
AGA Mineração - Córrego do Sítio[15]	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59	10.99	3.22	35.42	1.14	20.46	3.94	80.63	2.59
AGA Mineração - Cuiabá[13]	3.39	8.31	28.20	0.91	3.22	6.08	19.60	0.63	6.62	7.22	47.81	1.54	10.99	5.49	60.30	1.94	6.91	6.93	47.89	1.54	12.56	4.95	62.20	2.00
AGA Mineração - Lamego[13]	1.12	3.57	4.01	0.13	2.64	2.25	5.94	0.19	3.76	2.64	9.95	0.32	2.37	2.24	5.32	0.17	4.23	2.24	9.49	0.31	4.56	2.12	9.65	0.31
Serra Grande[13]	3.51	3.33	11.69	0.38	8.36	2.69	22.45	0.72	11.88	2.87	34.14	1.10	16.00	3.20	51.15	1.64	13.85	2.89	40.01	1.29	19.26	2.95	56.76	1.82
Australia region	**26.75**	**1.69**	**45.27**	**1.46**	**29.43**	**1.85**	**54.44**	**1.75**	**56.18**	**1.77**	**99.71**	**3.21**	**46.16**	**2.40**	**110.84**	**3.56**	**69.44**	**1.50**	**104.36**	**3.36**	**55.36**	**2.25**	**124.79**	**4.01**
Sunrise Dam[13]	15.49	1.89	29.35	0.94	18.82	1.87	35.23	1.13	34.31	1.88	64.58	2.08	24.86	2.27	56.36	1.81	43.09	1.60	68.87	2.21	29.28	2.02	59.19	1.90
Butcher Well (70%)[2][11]	—	—	—	—	—	—	—	—	—	—	—	—	2.83	3.69	10.46	0.34	—	—	—	—	3.06	3.49	10.67	0.34
Tropicana (70%)[2][13]	11.26	1.41	15.92	0.51	10.61	1.81	19.22	0.62	21.87	1.61	35.13	1.13	18.46	2.38	44.02	1.42	26.34	1.35	35.49	1.14	23.02	2.39	54.93	1.77
Projects	**69.48**	**0.46**	**32.19**	**1.03**	**1,181.90**	**0.79**	**928.03**	**29.84**	**1,251.38**	**0.77**	**960.22**	**30.87**	**917.59**	**0.63**	**574.19**	**18.46**	**1,409.96**	**0.74**	**1,046.63**	**33.65**	**682.59**	**0.46**	**314.29**	**10.10**
Colombia	**45.15**	**0.37**	**16.93**	**0.54**	**982.40**	**0.79**	**776.20**	**24.96**	**1,027.55**	**0.77**	**793.13**	**25.50**	**523.83**	**0.43**	**225.50**	**7.25**	**1,116.91**	**0.77**	**855.51**	**27.51**	**558.94**	**0.44**	**244.17**	**7.85**
Gramalote (50%)[2][10][11]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	89.36	0.70	62.38	2.01	35.11	0.53	18.67	0.60
La Colosa[7][11]	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona[8][12]	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	**24.33**	**0.63**	**15.26**	**0.49**	**199.49**	**0.76**	**151.82**	**4.88**	**223.82**	**0.75**	**167.08**	**5.37**	**393.76**	**0.89**	**348.69**	**11.21**	**293.05**	**0.65**	**191.12**	**6.14**	**123.65**	**0.57**	**70.13**	**2.25**
North Bullfrog[12]	—	—	—	—	42.02	0.31	12.91	0.42	42.02	0.31	12.91	0.42	30.58	0.26	8.03	0.26	111.25	0.33	36.95	1.19	44.35	0.25	11.07	0.36
Silicon[11]	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	36.03	0.70	25.23	0.81	121.56	0.87	105.90	3.40	36.03	0.70	25.23	0.81
Merlin[6][11]	—	—	—	—	—	—	—	—	—	—	—	—	283.88	0.99	281.60	9.05	—	—	—	—	—	—	—	—
Mother Lode[8][11]	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling[14][16]	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti total	**132.00**	**1.66**	**218.60**	**7.03**	**1,512.89**	**1.09**	**1,644.88**	**52.88**	**1,644.89**	**1.13**	**1,863.48**	**59.91**	**1,204.15**	**1.20**	**1,443.71**	**46.42**	**1,808.25**	**1.04**	**1,883.40**	**60.55**	**1,001.52**	**1.27**	**1,268.02**	**40.77**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year (if applicable) will be detailed for material properties in the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.

(1) *All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.*

(2) *Mineral Resource attributable to AngloGold Ashanti's percentage interest shown.*

(3) *"Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.*

(4) *In 2023, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 3.79g/t to 4.49g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 88% was applied to the underground.*

(5) *In 2023, a cut-off grade range from 0.60g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.58g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 90.40% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 76.40% to 92.30% (varying according to area) was applied to the underground.*

(6) *An Inferred Mineral Resource was declared for the first time at the Merlin deposit in the Expanded Silicon project as of 31 December 2023. In 2023, a cut-off grade of 0.137g/t for gold was applied to the Merlin open pit. In 2023, a metallurgical recovery factor of 94% for gold and 22% for silver was applied for mill material, and a metallurgical recovery factor of 70% for gold and 12% for silver was applied for crushed heap leach material.*

(7) *Property currently in force majeure. Based on a gold price of $1,400/oz.*

(8) *Based on a gold price of $1,500/oz.*

(9) *Operated by Barrick Gold Corporation ("Barrick"). AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,700/oz. In 2023, a cut-off grade range from 0.55g/t to 0.89g/t was applied to the open pit (varying according to rock type), a cut-off grade range from 0.51g/t to 0.56g/t was applied to the stockpiles (varying according to area), and a cut-off grade of 1.50g/t was applied to the underground. In 2023, a metallurgical recovery factor range from 75.9% to 90.9% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90% was applied to the underground.*

(10) *Managed by B2Gold Corp. ("B2Gold"). Based on a gold price of $1,800/oz. AngloGold Ashanti sold its entire 50% indirect interest in the Gramalote project to B2Gold in September 2023.*

(11) *Property currently in an exploration stage.*

(12) *Property currently in a development stage.*

(13) *Property currently in a production stage.*

(14) *Based on a gold price of $1,700/oz.*

(15) *The Córrego do Sítio ("CdS") operation was placed on care and maintenance in August 2023.*

(16) *The Sterling project includes the Sterling mine, a mining property currently on care and maintenance, and the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties which are all in exploration stage.*

Year in review continued

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the fiscal year ended 31 December 2023, based on an estimated gold price of $1,400/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2023												At 31 December 2022			
	Proven				Probable				Total Mineral Reserve				Total Mineral Reserve			
Gold	Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa region	**50.40**	**2.26**	**114.03**	**3.67**	**211.37**	**2.30**	**486.05**	**15.63**	**261.77**	**2.29**	**600.08**	**19.29**	**264.43**	**2.42**	**640.45**	**20.59**
Democratic Republic of the Congo	**13.82**	**3.44**	**47.58**	**1.53**	**33.36**	**2.92**	**97.40**	**3.13**	**47.18**	**3.07**	**144.98**	**4.66**	**43.67**	**3.26**	**142.19**	**4.57**
Kibali (45%)[1][5][8]	13.82	3.44	47.58	1.53	33.36	2.92	97.40	3.13	47.18	3.07	144.98	4.66	43.67	3.26	142.19	4.57
Ghana	**10.09**	**4.41**	**44.47**	**1.43**	**61.98**	**3.88**	**240.59**	**7.74**	**72.07**	**3.96**	**285.06**	**9.17**	**81.39**	**3.87**	**314.70**	**10.12**
Iduapriem[8]	6.29	0.97	6.07	0.20	42.95	1.35	57.96	1.86	49.25	1.30	64.03	2.06	55.67	1.35	75.30	2.42
Obuasi[8][10]	3.79	10.12	38.40	1.23	19.03	9.60	182.63	5.87	22.83	9.68	221.03	7.11	25.72	9.31	239.40	7.70
Guinea	**12.21**	**0.62**	**7.53**	**0.24**	**75.78**	**0.78**	**58.97**	**1.90**	**87.99**	**0.76**	**66.50**	**2.14**	**90.88**	**0.80**	**72.67**	**2.34**
Siguiri (85%)[1][8]	12.21	0.62	7.53	0.24	75.78	0.78	58.97	1.90	87.99	0.76	66.50	2.14	90.88	0.80	72.67	2.34
Tanzania	**14.27**	**1.01**	**14.45**	**0.46**	**40.25**	**2.21**	**89.09**	**2.86**	**54.52**	**1.90**	**103.53**	**3.33**	**48.49**	**2.29**	**110.89**	**3.57**
Geita[8][11]	14.27	1.01	14.45	0.46	40.25	2.21	89.09	2.86	54.52	1.90	103.53	3.33	48.49	2.29	110.89	3.57
Americas region	**7.38**	**3.52**	**25.96**	**0.83**	**17.06**	**3.15**	**53.74**	**1.73**	**24.44**	**3.26**	**79.70**	**2.56**	**31.80**	**2.94**	**93.53**	**3.01**
Argentina	**2.09**	**3.26**	**6.82**	**0.22**	**7.21**	**1.91**	**13.76**	**0.44**	**9.30**	**2.21**	**20.58**	**0.66**	**11.38**	**2.03**	**23.11**	**0.74**
Cerro Vanguardia (92.5%)[1][3][8]	2.09	3.26	6.82	0.22	7.21	1.91	13.76	0.44	9.30	2.21	20.58	0.66	11.38	2.03	23.11	0.74
Brazil	**5.28**	**3.62**	**19.14**	**0.62**	**9.85**	**4.06**	**39.99**	**1.29**	**15.14**	**3.91**	**59.13**	**1.90**	**20.41**	**3.45**	**70.41**	**2.26**
AGA Mineração - Córrego do Sítio[9]	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37	3.37	3.84	12.97	0.42
AGA Mineração - Cuiabá[4][8]	1.67	5.10	8.51	0.27	3.91	4.99	19.52	0.63	5.58	5.02	28.03	0.90	8.35	4.32	36.11	1.16
AGA Mineração - Lamego[4][8]	0.36	3.27	1.17	0.04	0.86	3.53	3.03	0.10	1.22	3.45	4.19	0.13	1.53	2.67	4.10	0.13
Serra Grande[8]	2.41	2.84	6.84	0.22	3.07	2.79	8.56	0.28	5.48	2.81	15.40	0.49	7.15	2.41	17.24	0.55
Australia region	**25.33**	**1.27**	**32.23**	**1.04**	**23.36**	**2.10**	**49.07**	**1.58**	**48.69**	**1.67**	**81.30**	**2.61**	**44.26**	**1.85**	**81.76**	**2.63**
Sunrise Dam[8][12]	10.53	1.50	15.81	0.51	5.72	2.89	16.56	0.53	16.25	1.99	32.37	1.04	18.57	1.94	36.00	1.16
Tropicana (70%)[1][8]	14.81	1.11	16.42	0.53	17.64	1.84	32.51	1.05	32.44	1.51	48.93	1.57	25.69	1.78	45.76	1.47
Projects	**—**	**—**	**—**	**—**	**191.94**	**0.58**	**111.89**	**3.60**	**191.94**	**0.58**	**111.89**	**3.60**	**120.01**	**0.67**	**80.83**	**2.60**
Colombia	**—**	**—**	**—**	**—**	**120.01**	**0.67**	**80.83**	**2.60**	**120.01**	**0.67**	**80.83**	**2.60**	**120.01**	**0.67**	**80.83**	**2.60**
Quebradona[3][6][7]	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	**—**	**—**	**—**	**—**	**71.93**	**0.43**	**31.05**	**1.00**	**71.93**	**0.43**	**31.05**	**1.00**	**—**	**—**	**—**	**—**
North Bullfrog[3][7][13]	—	—	—	—	71.93	0.43	31.05	1.00	71.93	0.43	31.05	1.00	—	—	—	—
AngloGold Ashanti total	**83.11**	**2.07**	**172.22**	**5.54**	**443.73**	**1.58**	**700.75**	**22.53**	**526.84**	**1.66**	**872.97**	**28.07**	**460.49**	**1.95**	**896.56**	**28.83**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year (if applicable) will be detailed for material properties in the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

(1) *Mineral Reserve attributable to AngloGold Ashanti's percentage interest shown.*

(2) *"Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.*

(3) *The Mineral Reserve contains 17.2Moz of silver for Cerro Vanguardia, 28.1Moz of silver for Quebradona and 3.3Moz of silver for North Bullfrog to be recovered as a by-product.*

(4) *The Mineral Reserve contains 0.23 million tonnes of sulphur to be recovered as a by-product for AGA Mineração - Cuiabá and Lamego, contingent upon the recommencement of operations at the Queiroz plant.*

(5) *Operated by Barrick. AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,300/oz. In 2023, the Pamao pit shell and cut-off grade was determined at $1,700/oz but financially evaluated and found to be profitable at the Mineral Reserve price of $1,300/oz, supporting the 2023 Mineral Reserve declaration. This is exceptional and is driven by the need to create space for in pit tailings, further saving on capital costs. In 2023, an average cut-off grade of 0.80g/t was applied to the open pit, a cut-off grade of 0.55g/t was applied to the stockpile, and a cut-off grade of 1.96g/t was applied to the underground. In 2023, a metallurgical recovery factor range from 75.9% to 90.9% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90% was applied to the underground.*

(6) *Based on a gold price of $1,200/oz.*

(7) *Property currently in a development stage.*

(8) *Property currently in a production stage.*

(9) *The CdS operation was placed on care and maintenance in August 2023.*

(10) *In 2023, a cut-off grade range from 4.74g/t to 5.61g/t was applied to the underground (varying according to area). In 2023, a metallurgical recovery factor of 88% was applied to the underground.*

(11) *In 2023, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from 2.05g/t to 2.87g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 90.40% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 76.40% to 92.30% (varying according to area) was applied to the underground.*

(12) *Based on a gold price of AUD2,100/oz.*

(13) *A Mineral Reserve was declared for the first time at North Bullfrog as of 31 December 2023. Based on a gold price of $1,600/oz.*

Year in review continued

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource[1] for copper at the end of the fiscal year ended 31 December 2023, based on an estimated copper price of $3.50/lb.

Mineral Resource [1]	At 31 December 2023																At 31 December 2022							
	Measured				Indicated				Total Measured and Indicated				Inferred				Total Measured and Indicated				Inferred			
	Tonnes[2]	Grade	Contained copper		Tonnes[2]	Grade	Contained copper		Tonnes[2]	Grade	Contained copper		Tonnes[2]	Grade	Contained copper		Tonnes[2]	Grade	Contained copper		Tonnes[2]	Grade	Contained copper	
Copper	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million
Americas region	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Colombia	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Quebradona[3]	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti total	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.

(1) *All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.*

(2) *"Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.*

(3) *Property currently in a development stage.*

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the fiscal year ended 31 December 2023, based on an estimated copper price of $2.90/lb.

Mineral Reserve	At 31 December 2023												At 31 December 2022			
	Proven				Probable				Total Mineral Reserve				Total Mineral Reserve			
	Tonnes[1]	Grade	Contained copper		Tonnes[1]	Grade	Contained copper		Tonnes[1]	Grade	Contained copper		Tonnes[1]	Grade	Contained copper	
Copper	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million	Million	%Cu	Tonnes million	Pounds million
Americas region	—	—	—	—	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Colombia	—	—	—	—	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Quebradona[2][3]	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti total	—	—	—	—	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

(1) *"Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.*

(2) *The Mineral Reserve contains 28.1Moz of silver to be recovered as a by-product.*

(3) *Property currently in a development stage.*



Geita processing plant at dusk

Corporate governance

We ensure the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in Regulation S-K 1300.

AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team ("RRLT") that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve Group standard, and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes.

The Mineral Resource and Mineral Reserve Reporting Group standard sets the minimum requirements that must be followed for the public reporting of Mineral Resource and Mineral Reserve to ensure timely compliance with, and accountability to, the relevant regulatory requirements. The RRLT updates the internal Group standard and guidelines for the reporting of the Mineral Resource and Mineral Reserve which provide direction and best practice for the reporting of the Mineral Resource and Mineral Reserve to allow for consistency and transparency across the Company in the processes followed.

AngloGold Ashanti makes use of a web-based Group reporting database called the Resource and Reserve Reporting System ("RCubed") for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the technical experts at the operations to the Company's RRLT.

The Investment Committee of the Company's Board of Directors ("Board") reviews the Mineral Resource and Mineral Reserve and makes a recommendation to the Board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates. On 31 March 2024, the AngloGold Ashanti plc Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities will be assumed by the AngloGold Ashanti plc Board.

Audit and review

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2023, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:

Mineral Resource and Mineral Reserve at	Mineral Reserve at
Siguiri	North Bullfrog Project

No material risks were identified following completion of these external reviews. Certificates of sign-off were received for the operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with Regulation S-K 1300 as well as AngloGold Ashanti's internal Group standard and guidelines. Matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then meticulously monitored and tracked.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified technical experts from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 ("SOX").

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the Group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

If the Qualified Persons or technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti's "Speak-up" programme can also be used if the Qualified Persons or technical experts deem they may be compromised in the process.

Qualified Persons

The information in this report relating to Mineral Resource and Mineral Reserve on AngloGold Ashanti's material properties is based on information compiled by, or under the supervision of, Qualified Persons, as defined in Regulation S-K 1300.

All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties that will be filed as exhibits to the Company's annual report on Form 20-F for the year ended 31 December 2023 with the SEC. However, one of the Qualified Persons who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of Kibali is no longer employed by AngloGold Ashanti and is currently employed by Barrick, which has a 45 percent interest in Kibali. Mr. Richard Peattie has provided an updated consent to the use of his name, or any quotation from, or summarisation of, the Technical Report Summary (effective date: 31 December 2021) prepared by him in the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC, and to the filing of the Technical Report Summary (effective date: 31 December 2021) as an exhibit thereto.

AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used, and ensuring the validity of the estimates. Information that is utilised to compile the Mineral Resource and Mineral Reserve in the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC is prepared and reviewed by the relevant Qualified Persons at each property.

All Qualified Persons have sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing the information with respect to Kibali, the Qualified

Corporate governance continued

Persons have relied on information provided by Barrick. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of the Mineral Resource and Mineral Reserve information in this report and the Company's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC, in the form and context in which it appears, as well as the public filing of the Technical Report Summary for each respective material mining property filed as exhibits thereto.

The Company has a tiered internal review process whereby the Mineral Resource and Mineral Reserve is reviewed by the relevant Qualified Persons at a regional and corporate level prior to publication.

Accordingly, the Chairperson of the RRLT, Mrs. TM Flitton, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 22 years' experience in mining with 11 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears in the narrative disclosure.

List of Qualified Persons

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource	Richard Peattie [1]	FAusIMM	301029	27 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Romulo Sanhueza	MAusIMM	211794	26 years	BSc Eng (Mining)
Obuasi Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM	220644	26 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Obuasi Mineral Reserve	Douglas Atanga	MAusIMM	334391	15 years	BSc (Mining Engineering)
Geita Mineral Resource	Damon Elder	MAusIMM	208240	27 years	BSc Hons (Geology)
Geita Mineral Reserve	Duan Campbell	ECSA	202101953	21 years	BEng (Mining)
Merlin Mineral Resource	Jay Olcott	RM SME	4173430	20 years	BSc (Geology)

Notes:

All Qualified Persons were employed by AngloGold Ashanti except for Kibali at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties.

[1] *The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral Resource is no longer employed by AngloGold Ashanti and is currently employed by Barrick.*


EX7115

Tropicana, Australia

Administrative information

Definitions

This section provides information on AngloGold Ashanti's definition of Mineral Resource and Mineral Reserve as well as a glossary of terms, abbreviations and acronyms.

Mineral Resource

The Regulation S-K 1300 definition of a Mineral Resource is as follows:

"A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.

A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled."

Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for economic extraction are not included in a Mineral Resource. The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit. Most of our deposits have been the subject of research by third-party specialists in the relevant class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by Uniform Conditioning ("UC") or Localised Uniform Conditioning ("LUC") to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Mineral Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is a reasonable expectation of economic extraction
- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery and
- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the Company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Qualified Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit.

Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay Quality Assurance/ Quality Control (QA/QC) as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed, but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

The exclusive Mineral Resource consists of one or more of the following components:

- The open pit Mineral Resource between the Mineral Reserve open pit design shell and the Mineral Resource open pit shell defined by the Mineral Resource criteria
- The underground Mineral Resource that lies outside the underground mine design used to generate the Mineral Reserve but within conceptual mineable stope shapes
- Measured and Indicated Mineral Resource inside the Mineral Reserve open pit design that does not meet the Mineral Reserve criteria and has not been incorporated as dilution within the Mineral Reserve
- Inferred Mineral Resource inside the Mineral Reserve open pit design or underground mine design that has not been incorporated as dilution within the Mineral Reserve

Administrative information continued

- Mineral Resource for which technical studies to generate a Mineral Reserve have not yet been completed, or for which economics support a Mineral Resource but do not meet Mineral Reserve criteria and
- Stockpiles, or tailings dams, that contain mineralised material that qualifies as a Mineral Resource, but not as a Mineral Reserve, to which Mineral Resource criteria and reasonable prospects for economic extraction principles have been applied

Mineral Reserve

The Regulation S-K 1300 definition of a Mineral Reserve is as follows:

"An estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project.

More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted."

Mineral Reserve is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve.

In the underground operations, the Mineral Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) according to tonnage, mean grade(s) and contained metal inclusive of mining dilution and mining ore-losses. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet the Mineral Reserve criteria are itemised separately.

AngloGold Ashanti's Mineral Reserve is an outcome of the Company's business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation, and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.

A Group-wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this process is handled at the Group level. A comprehensive sample and assay QA/QC process is in place, and our laboratories are inspected frequently by on-site teams.

In order to reduce this risk, AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.

AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a PFS level that demonstrates the viability of the project and meets the Company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the Company to proceed to the FS level.

Relationship between Exploration Results, Mineral Resource and Mineral Reserve

The relationship between Exploration Results, Mineral Resource and Mineral Reserve figure sets out the framework for classifying tonnage and grade estimates so as to reflect different levels of geoscientific confidence and different degrees of technical and economic evaluation.

Mineral Resource can be estimated on the basis of geoscientific information with some input from other relevant disciplines. All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Mineral Reserves, which are modified Indicated and Measured Mineral Resources (shown within the dashed outline), require consideration of the Modifying Factors affecting extraction.


Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Mineral Reserve
Inferred
Indicated
Measured
Probable
Proven
Reported as in situ mineralisation estimates
Reported as mineable production estimates
Consideration of mining, geotechnical, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the 'Modifying Factors')


Diamond drill core logging, Sunrise Dam

Administrative information continued

Glossary of terms

By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Capital expenditure	Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Contained gold or copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome.
Depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Feasibility Study (FS)	A comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A FS is more comprehensive, and with a higher degree of accuracy, than a PFS. It must contain mining, infrastructure and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a FS is higher than the confidence level in the results of a PFS. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a FS (Regulation S-K 1300).
Full grade ore	Ore material with sufficient grade to carry the full operating cost of the operation. Full grade ore cut-off is the break-even grade where cost is representative of all costs to carry the full operation.
Gold produced	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short tonne of ore (oz/t) for gold- and silver-bearing material, a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve (Regulation S-K 1300).
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve (Regulation S-K 1300).
Initial assessment (also known as a concept study/scoping study/ conceptual study/ preliminary economic assessment)	A preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve (Regulation S-K 1300).
Life of mine (LOM)	Number of years that the operation is planning to mine and treat ore as taken from the current mine plan.
Marginal ore	Ore material with grade below the full grade ore cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the breakeven grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve (Regulation S-K 1300).

Administrative information continued

Metallurgical plant	A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Metallurgical recovery factor (MetRF)	A measure of the efficiency in extracting gold, silver or copper from the ore.
Mine call factor (MCF)	The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Modifying factors	The factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property or project (Regulation S-K 1300).
Net present value (NPV)	The difference between the present value of cash inflows and the present value of cash outflows.
Open pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (Troy)	Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Pre-Feasibility Study (PFS) or a Preliminary Feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A PFS includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A PFS is less comprehensive and results in a lower confidence level than a FS. A PFS is more comprehensive and results in a higher confidence level than an initial assessment (Regulation S-K 1300).
Probable Mineral Reserve	The economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource (Regulation S-K 1300). The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The degree of assurance, although lower than that for Proven Mineral Reserve, is high enough to assume continuity between points of observation.
Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource (Regulation S-K 1300). A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.
Recovered grade	The recovered mineral content per unit of ore treated.
Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana, Guinea and Tanzania), Americas (Argentina and Brazil), Australia and Projects (Colombia and the USA).
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Shaft	A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies, for hoisting ore and waste, for ventilation and utilities, and/or as an auxiliary exit.
Stope	An underground excavation where ore is extracted.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility/ facilities (TSF)	Facilities designed to store discarded tailings.
Tonne (t)	Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage	Quantity of material measured in tonnes.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas from the Earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Administrative information continued

Abbreviations and acronyms

°	Degrees
%	Percentage
$	United States dollars
A2X	A2X Market
Ag	Silver
AGA	AngloGold Ashanti
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
ARS	Argentine peso
Au	Gold
AUD	Australian dollars
Barrick	Barrick Gold Corporation
BRL	Brazilian real
CdS	Córrego do Sítio
cm	Centimetre(s)
COP	Colombian peso
Cu	Copper
CVSA	Cerro Vanguardia S.A.
DD	Diamond drilling
DRC	Democratic Republic of the Congo
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
g	Grams
GSE	Ghana Stock Exchange
Guinea	Republic of Guinea
g/t	Grams per tonne
JSE	Johannesburg Stock Exchange
JV	Joint venture
kg	Kilogram(s)
koz	Thousand ounces
kozpa	Thousand ounces per annum
kt	Thousand tonnes
km	Kilometre(s)
km^2	Square kilometre(s)
ktpa	Kilo tonnes per annum
lb	Pound(s)
LUC	Localised uniform conditioning
m	Metre or million, depending on the context
m^2	Square metre
m^3	Cubic metre
m^3/s	Cubic metre per second
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MGSSA	Member of the Geological Society of South Africa
mm	millimetre(s)
Mlb	Million pounds
Mo	Molybdenum
Moz	Million ounces
mRL	Metres relative level
MSG	Mineração Serra Grande
Mt	Million tonnes
Mtpa	Million tonnes per annum
NSR	Net Smelter Return
NYSE	New York Stock Exchange
oz/t	Ounces per tonne
ppm	Parts per million
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Mineral Reserve Reporting System
Randgold	Randgold Resources Limited
RC	Reverse circulation drilling
RM	Registered Member
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SEC	U.S. Securities and Exchange Commission
SOX	U.S. Sarbanes-Oxley Act of 2002
UC	Uniform conditioning

Administrative information for Professional Organisations

AusIMM www.ausimm.com	The Australasian Institute of Mining and Metallurgy 204 Lygon Street, Carlton , VIC 3053, Australia Telephone: +61 3 9658 6100
ECSA www.ecsa.co.za	The Engineering Council of South Africa Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa Telephone: +27 86 122 5555
GSSA www.gssa.org.za	The Geological Society of South Africa Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa Telephone: +27 11 358 0028
SACNASP www.sacnasp.org.za	South African Council for Natural Scientific Professions 1 Mark Shuttleworth Street, Lynwood 0087, South Africa Telephone: +27 12 748 6500
SME www.smenet.org	Society for Mining, Metallurgy and Exploration 12 999 E Adam Aircraft Circle, Englewood CO 80 112, United States of America Telephone: +1 720 574 1256

Administrative information continued

Notes on the Mineral Resource and Mineral Reserve estimates:

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2023 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has estimated its Mineral Resource and Mineral Reserve at 31 December 2023, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2023. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained *in situ* prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.



View of Lamego mine

Administrative information continued

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not limited to historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures, including, without limitation, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to the Non-GAAP financial measures used in this document can be found either in this document, in AngloGold Ashanti's Preliminary Financial Update for the six months and the year ended 31 December 2023, or in its FY 2023 Earnings Release for the six months and the year ended 31 December 2023, each of which is available on AngloGold Ashanti's website.


Underground drilling at Obuasi

Administrative information continued

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England and Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE sponsor
The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices
Registered and corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Directors
Executive
A Calderon[▲º] (Chief Executive Officer)
GA Doran[▲◊] (Chief Financial Officer)

Non-Executive
MDC Ramos[^] (Chairperson)
KOF Busia[△]
AM Ferguson[*]
AH Garner[#]
R Gasant[^]
SP Lawson[#]
J Magie[§]
MC Richter[#~]
DL Sands[#]
JE Tilk[§]

[*]British [§]Canadian [#]American
[▲]Australian [~]Panamanian [◊]Irish
[^]South African [△]Ghanaian [º]Colombian

Officers
Catherine Stead
Vice President: Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Share registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at ***www.anglogoldashanti.com*** and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

ANGLOGOLDASHANTI

www.anglogoldashanti.com